News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Updates Disclosure and Guidance with Release of Preliminary
    Wireless, Cable and Telecom Subscriber Results for Third Quarter 2005

    TORONTO, Oct. 3 /CNW/ - Rogers Communications Inc. ("Rogers") today updated its public disclosure to include selected preliminary third quarter
2005 subscriber results for its wireless, cable and telecom operations due to the significantly higher than expected net postpaid retail subscriber additions at Wireless.
    As a result, Rogers is adjusting its 2005 full year guidance for total wireless voice and data net subscriber additions, including postpaid and prepaid retail subscribers, to approximately 600,000 to 650,000, increased from a range of 450,000 to 500,000. Additionally, high speed Internet net subscriber additions are expected to be approximately 165,000 to 195,000, increased from a range of 140,000 to 170,000.
    Rogers expects to release its complete third quarter 2005 financial and operating results, as well as any further adjustments to its full year 2005 guidance, on October 25, 2005.

    <<

                                       --------------------------------------
                                       Three Months Ended September 30, 2005
    -------------------------------------------------------------------------
    (Subscriber statistics in
     thousands, except churn)           2005      2004       Chg     % Chg
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    WIRELESS (Pro forma 2004) (1)
    -------------------------------------------------------------------------
    Postpaid (Voice and Data) (2)
      Gross additions                    394.9     397.2      (2.3)     (0.6)
      Net additions                      194.9     166.6      28.3      17.0
      Total postpaid retail
       subscribers (3)
      Churn                              1.50%     1.97%    (0.47%)    (23.9)
    Prepaid
      Gross additions                    153.1     123.7      29.4      23.8
      Net additions (losses) (4)          18.1       6.8      11.3     166.2
      Adjustment to subscriber base (5)      -         -         -         -
      Total prepaid retail
       subscribers
      Churn (4)                          3.40%     3.07%     0.33%      10.7
    Total - Postpaid and Prepaid
      Gross additions                    548.0     520.9      27.1       5.2
      Net additions                      213.0     173.4      39.6      22.8
      Adjustment to subscriber
       base (3)(5)                           -         -         -         -
      Total retail subscribers
      Churn                              1.94%     2.24%    (0.30%)    (13.4)
    -------------------------------------------------------------------------
    CABLE
    -------------------------------------------------------------------------
    Basic cable subscribers
    Basic cable, net additions
     (losses) (6)                         17.4      (3.5)     20.9         -

    High speed Internet subscribers
    High speed Internet,

     net additions (6)                    61.3      43.3      18.0      41.7

    Digital households
    Digital households,
     net additions (6)                    71.0      37.3      33.7      90.3

    Cable telephony subscribers
    -------------------------------------------------------------------------
    TELECOM (Pro forma 2004) (7)
    -------------------------------------------------------------------------
    Local service lines -
     circuit switched
    Local service lines -
     circuit switched, net additions      17.6      34.5     (16.9)    (49.0)

    Long distance customers
    Long distance customers,
     net additions                        (0.1)    (42.9)     42.8     (99.8)
    -------------------------------------------------------------------------

                                        Nine Months Ended September 30, 2005
    -------------------------------------------------------------------------
    (Subscriber statistics in
     thousands, except churn)           2005      2004       Chg     % Chg
    -------------------------------------------------------------------------
    WIRELESS (Pro forma 2004) (1)
    -------------------------------------------------------------------------
    Postpaid (Voice and Data) (2)
      Gross additions                  1,031.3   1,049.4     (18.1)     (1.7)
      Net additions                      400.6     397.8       2.8       0.7
      Total postpaid retail
       subscribers (3)                 4,615.7   4,019.5     596.2      14.8
      Churn                              1.62%     1.92%    (0.30%)    (15.6)
    Prepaid
      Gross additions                    416.2     348.4      67.8      19.5
      Net additions (losses) (4)           1.9     (58.6)     60.5         -
      Adjustment to subscriber base (5)      -     (74.8)     74.8         -
      Total prepaid retail
       subscribers                     1,336.0   1,279.3      56.7       4.4
      Churn (4)                          3.49%     3.40%     0.09%       2.6
    Total - Postpaid and Prepaid
      Gross additions                  1,447.5   1,397.8      49.7       3.6
      Net additions                      402.5     339.2      63.3      18.7
      Adjustment to subscriber
       base (3)(5)                           -     (74.8)     74.8         -
      Total retail subscribers         5,951.7   5,298.8     652.9      12.3
      Churn                              2.06%     2.31%    (0.25%)    (10.8)
    -------------------------------------------------------------------------
    CABLE
    -------------------------------------------------------------------------
    Basic cable subscribers            2,255.8   2,248.8       7.0       0.3
    Basic cable, net additions
     (losses) (6)                          1.1     (20.7)     21.8         -

    High speed Internet subscribers    1,083.0     879.5     203.5      23.1
    High speed Internet,
     net additions (6)                   146.3     101.7      44.6      43.8

    Digital households                   840.1     627.0     213.1      34.0
    Digital households,

     net additions (6)                   164.7      91.8      72.9      79.5

    Cable telephony subscribers           18.1       N/A       N/A       N/A
    -------------------------------------------------------------------------
    TELECOM (Pro forma 2004) (7)
    -------------------------------------------------------------------------
    Local service lines -
     circuit switched                    533.0     371.3     161.7      43.5
    Local service lines -
     circuit switched, net additions      68.1     103.7     (35.6)    (34.3)

    Long distance customers              538.9     544.7      (5.8)     (1.1)
    Long distance customers,
     net additions                        (6.2)    (64.4)     58.2     (90.4)
    -------------------------------------------------------------------------

    (1)  The 2004 comparative wireless data has been prepared on a pro forma basis as if the transaction relating to the acquisition of Fido, as described in our 2004 Annual Management Discussion and Analysis, had
         occurred on January 1, 2004. The operating data presented is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the
         transactions had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.
    (2)  Effective at the beginning of the fourth quarter 2004, on a prospective basis, wholesale subscribers are excluded from the postpaid subscriber figures.
    (3)  Total postpaid retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of
         Call-Net Enterprises Inc. ("Telecom").
    (4)  Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately
         12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005.
         There was no impact in the three months ended September 30, 2005.
    (5)  At the beginning of the second quarter of 2004, Fido removed
         74,800 inactive prepaid customers from the retail subscriber base.
         This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) and these operating statistics are presented net of such adjustments.
    (6)  Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 16,500 greater net basic cable additions,
         8,000 greater high speed Internet additions and 5,500 greater digital household net additions.
    (7)  Telecom was acquired on July 1, 2005. The 2004 comparative Telecom data is presented on a pro forma basis as if the acquisition had occurred on January 1, 2004. The operating data presented is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the
         transactions had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period

    Cautionary Statement Regarding Forward Looking Information:

    This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual
Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

    About the Company:

    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is
Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of Call-Net
Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services. For further information about the
Rogers group of companies, please visit www.rogers.com.

    >>
    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com; Media Contacts: Corporate - Jan Innes,
(416) 935-3525, jan.innes(at)rci.rogers.com; Wireless - Heather Armstrong,
(416) 935-6379, heather.armstrong(at)rci.rogers.com; Cable - Taanta Gupta,
(416) 935-4727, taanta.gupta (at)rci.rogers.com; Telecom - Karen O'Leary,
(416) 718-6445;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc;
     Rogers Telecom Holdings Inc. (Formerly Call-Net)

CNW 08:13e 03-OCT-05